FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Principal Financial Group, Inc.	2. Date of Event Requiring Statement Month/Day/Year 04/04/2003	4. Issuer Name and Ticker or Trading Symbol Allion Healthcare, Inc.
(Last) (First) (Middle) 711 High Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year) April 14, 2003
(Street) Des Moines, IA 50392			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series B Convertible Preferred Stock	Immediately	None	Common Stock	333,334(1)	$3.00(1)	I	By Subsidiary
Series C Convertible Preferred Stock	Immediately	None	Common Stock	400,000(1)	$5.00(1)	I	By Subsidiary
Explanation of Responses: (1) The number of underlying shares of Common Stock and conversion price are subject to adjustment for anti-dilution and other matters.
By: /s/ Principal Financial Group, Inc. /s/ Joyce N. Hoffman, Senior Vice President and Corporate Secretary **Signature of Reporting Person	April 21, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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                        JOINT FILER INFORMATION

                     Amount of Securities    Ownership Form:  Nature of Indirect
Name and Address      Beneficially Owned        (D) or (I)     Beneficial Ownership

Principal Financial
Group, Inc.             333,334 shares of          I           By Principal Life Insurance
711 High Street         Series B Convertible                   Company
Des Moines, Iowa  50392 Preferred Stock

                        400,000 shares of          I           By Principal Life Insurance
                        Series C Convertible                   Company
                        Preferred Stock

Principal Financial
Services, Inc.          333,334 shares of          I           By Principal Life Insurance
711 High Street         Series B Convertible                   Company
Des Moines, Iowa 50392  Preferred Stock

                        400,000 shares of          I           By Principal Life Insurance
                        Series C Convertible                   Company
                        Preferred Stock

Principal Life
Insurance Company       333,334 shares of          D
711 High Street         Series B Convertible
Des Moines, Iowa  50392 Preferred Stock

                        400,000 shares of          D
                        Series C Convertible
                        Preferred Stock

Signature Page for Joint Filers

PRINCIPAL FINANCIAL SERVICES, INC.

By: _/s/ Joyce N. Hoffman________________________
    Joyce N. Hoffman
    Senior Vice President & Corporate Secretary

PRINCIPAL LIFE INSURANCE COMPANY

By: _/s/ Joyce N. Hoffman_________________________
    Joyce N. Hoffman
    Senior Vice President & Corporate Secretary

Page 4 of 4 Principal Financial Group, Inc. Allion Healthcare, Inc. Form 3